Exhibit 19

INSIDER TRADING POLICY
General Statement
Tennant Company (“Tennant”) has adopted the following policies for all employees, members of its board of directors (“directors”) and officers of Tennant. Tennant may also determine that other persons should be subject to these policies, such as contractors or consultants who have access to material non-public information.
From time to time you may know about material information concerning Tennant which has not been disclosed to the public (sometimes referred to “insider information”). Because of the possible penalties imposed by law resulting from insider trading (which are very substantial), because Tennant's reputation is among its most important assets, and because of the damage to your and Tennant's reputations if you are accused of insider trading, Tennant has adopted the following policies. Please read and follow them carefully.
Pursuant to the policies set forth below under “What You Cannot Do,” you may not discuss any material non-public information with, or disclose it to, people outside Tennant, including family members, friends, or work associates. Also, you cannot discuss the information with, or disclose it to, people at Tennant unless they are authorized to receive it.
Pursuant to the policies set forth below under "What You Cannot Do," you may not trade (buy or sell) Tennant stock when you are aware of material non-public information. That means, if you have oral or written material non-public information regarding, for example, Tennant’s financial performance (either positive or negative) or a significant event or development, which has not been publicly disclosed, you may not buy or sell Tennant stock (subject to limited exceptions described below) and you may not make any recommendations to anyone else that would encourage them to buy or sell such stock.
If you have been notified that you are an Access Person as defined in the attached Supplemental Policy, you are also subject to additional restrictions.
From time to time, Tennant may engage in transactions in its own securities. It is the Company’s policy that any transactions by the Company will comply with applicable laws with respect to insider trading.
Material Non-public Information
Material information is information that a reasonable investor would find important to making an investment decision in the company’s stock (such as whether to buy, sell or hold the stock). This material information may be positive or negative and may include, among other information, the following:
•company or business unit revenue, margins, earnings (or losses) or other financial or operating results, as well as future projections thereof;
•potential acquisitions or divestitures of businesses, joint ventures or similar transactions;

•significant technological advances, technological setbacks, cybersecurity matters or operating or production problems;
•significant expansion or restructuring plans or changes in such plans;
•significant litigation or regulatory actions;
•the gain or loss of a major supplier or customer or a major order;
•changes in dividend policies or the pending declaration of a stock split or stock dividend; or
•changes in senior management.
Information is not considered to become known to the public until after it has been disclosed generally to the public, usually through a press release, SEC filing or pre-announced, broadly-accessible webcast or conference call. Accordingly, do not buy or sell stock unless a suitable period of time has passed after the public disclosures is issued to allow the public to react to the information.
In all cases, the responsibility for determining whether an individual is aware of material non-public information rests with that individual, and any action on the part of Tennant, the General Counsel or any other employee or director pursuant to these policies (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws.
What You Cannot Do
1.Prohibition on Trading While Aware of Material Non-public Information – You cannot buy or sell Tennant stock (including the purchase or sale of other securities such as options to purchase any shares of Tennant stock or the purchase or sale of securities convertible into or exchangeable for shares of Tennant stock) when you are aware of material non-public information about Tennant. References in this policy to Tennant includes any other securities of Tennant.
2.Prohibition on Tipping Material Nonpublic Information – You cannot give anyone else, including relatives, friends or work associates, any material non-public information orally or in writing. This applies whether or not you believe the recipient or any of their contacts might use the information in buying or selling Tennant securities. In addition, you must not make any recommendations that could be used by anyone to buy or sell Tennant securities if you have material non-public information (even if you do not actually disclose the information resulting in such recommendations).
3.Prohibition on Short Selling and Derivative Transactions – Purchases of Tennant securities should be made as long-term investments. It is also a policy of Tennant that you cannot sell short any Tennant stock. You also should not engage in other speculative trading in Tennant securities, including writing or trading in options, warrants, puts and calls on Tennant’s stock.
4.Margin Accounts and Pledges – Securities held in a margin account or pledged as collateral for a loan may be sold without your consent by the broker if you fail to meet a margin call or by the lender in foreclosure if you default on the loan. Because a margin sale or foreclosure sale may occur at a time when you are aware of material, non-public information or otherwise are not permitted to trade in Tennant securities, you are prohibited from holding Tennant securities in a margin account or pledging Tennant securities as collateral for a loan.
5.Hedging and Speculative Trading – Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, may allow you to lock in much of the value of your Tennant securities, often in exchange for all or part of the potential upside appreciation in the securities, which precludes you from having the full risks and rewards of ownership. As a result, you are prohibited from any speculative trading or hedging of positions in Tennant securities and from entering into any transactions specifically designed to protect or hedge against a decrease in the value of Tennant securities.
These prohibitions apply even if you want to make the proposed transaction for reasons having nothing to do with your possession of the insider information, such as your desire to raise money for unanticipated expenditures. There are no exceptions to these prohibitions except as set forth herein.
Event Specific Blackout Periods
From time to time, an event may occur that is material to Tennant and is known by only a few directors, officers and/or employees. So long as the event remains material and non-public, the persons designated by the General Counsel may not trade Tennant securities. If the existence of an event-specific trading restriction period is communicated to you, you should not disclose this information to others. Even if the General Counsel has not designated you as a person who should not trade due to an event-specific restriction, you should not trade while aware of material non-public information.
Responsibility for Transactions by Your Family Members and Related Entities
These policies also apply to your family members and others living in your household. These policies also apply to any family members who do not live in your household but whose transactions in Tennant securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in securities. Furthermore, these policies apply to entities, including a trust, corporation, partnership or other association, whose transactions in Tennant securities are influenced or controlled by you. You are expected to be responsible for the compliance of your immediate family and other persons and entities subject to these policies.
Trading in Other Companies’ Securities
In the course of your services to Tennant, you may become aware of material non-public information regarding other companies, such as customers, suppliers, competitors or acquisition targets. You may not trade in the securities of those other companies when you are aware of material non-public information about those companies, and you may not disclose that information to other persons.
Gifts of Tennant Securities

Bona fide gifts of Tennant stock are not subject to these policies so long as either (i) the gift is being made to someone who is subject to this policy and the Supplemental Policy, if applicable, to the same extent as the person making the gift, or (ii) the person making the gift has a reasonable basis to believe that the recipient will not sell the Tennant stock during a closing trading in effect for the person making the gift at the time of the gift.
Employee Equity and Company Sponsored Programs
Stock Options - These policies do not relate to the exercise of options granted by Tennant, because the stock purchases are made directly from Tennant rather than from the public (e.g., a cash exercise, stock swap or net exercise where the shares acquired are held by you). They do, however, relate to sales of such stock acquired upon exercise of the options, including sales to pay the exercise price and tax withholding (e.g., a broker-assisted cashless exercise).
Restricted Stock, RSUs and PSUs – These policies do not apply to the vesting of restricted stock or restricted stock units (including performance-based restricted stock or units), or the forfeiture of shares to satisfy tax withholding requirements upon the vesting of any such award. These policies do apply, however, to any sale of shares received upon vesting or settlement of such awards.
Dividend Reinvestment – These policies also do not relate to purchases of Tennant stock through a Tennant sponsored dividend reinvestment plan, including dividend reinvestment within the Tennant Company stock funds of the Tennant Company Retirement Savings Plan.
Tennant Stock Fund under Retirement Savings Plan - These policies do apply, however, to voluntary transfers into and out of the Tennant Company stock funds of the Tennant Company Retirement Savings Plan, including any asset allocation changes impacting the Tennant Company stock funds.
Post-Termination Transactions
If you cease to be subject to these policies when you are aware of material non-public information, the applicable provisions will continue to apply to you until that information has become public or is no longer material.
What May Happen
If you buy or sell Tennant stock shortly before something happens or is disclosed which changes Tennant's stock price in a way that makes it appear you knew something not then known to the public, you may be investigated by the Securities and Exchange Commission, the Department of Justice, FINRA or others even if you in fact had no insider information. Defending against such a charge is very difficult and embarrassing, not only to you but also to Tennant. Although it is impossible to assure that your trading in Tennant stock will not occur shortly before such a price change, it is very important that you do your best to avoid even an appearance that you might have traded while aware of insider financial or other information.
Possible Penalties for Trading on Insider Information
A civil penalty of up to three times the profit made or loss avoided.

A criminal fine (no matter how small the profit was) of up to $5 million ($25 million for entities).
A prison term of up to 20 years.
In addition, if you violate any of these policies, Tennant may take any disciplinary action that it determines to be appropriate, which may include termination of your employment for cause.
Compliance Procedures
Tennant will post a copy of the current version of this policy on its intranet, and you may request a copy from the General Counsel. The Company will distribute a calendar of quarterly blackout periods to Access Persons subject to the Supplemental Policy. The Company provides training on this policy and the insider trading rules to Company personnel from time to time, and you are required to attend all trainings assigned to you.
Contacts for Assistance
For questions regarding this policy or about specific transactions, please contact the General Counsel of Tennant or others designated by the General Counsel whose names are found on Tennant’s Intranet site.
Remember, however, that the ultimate responsibility for adhering to these policies and avoiding improper transactions rests with you.

TENNANT COMPANY
SUPPLEMENTAL POLICY FOR ACCESS PERSONNEL
TO
POLICIES AS TO CONFIDENTIALITY AND SECURITIES
TRADING
To ensure that its Policies as to Confidentiality and Securities Trading (the “Policy”) are effectively implemented, Tennant Company (“Tennant”) is requiring all members of its Board of Directors, executive officers and other employees of Tennant with frequent access to material, non-public information regarding Tennant (individually an “Access Person” and collectively “Access Personnel”) to comply with this supplemental policy (the “Supplemental Policy”). Tennant will inform you if you have been designated as an Access Person.
Pre-Clearance. All transactions (purchases, sales, etc.) by Access Personnel in securities of Tennant (other than the limited transactions exempt from these policies), including voluntary transfers and asset allocation changes into and out of the Tennant Company stock funds of the Tennant Company Retirement Savings Plan, must be pre-cleared with Tennant's General Counsel or Designated Approvers.
Quarterly Blackout Periods. No transaction by Access Personnel in securities of Tennant (other than the limited transactions exempt from these policies), including voluntary transfers and asset allocation changes into and out of the Tennant Company stock funds of the Tennant Company Retirement Savings Plan, may be made during the following blackout periods: for Tennant's fiscal year-end (December 31) and for Tennant's first, second and third fiscal quarter-ends (March 31, June 30 and September 30, respectively), during the period beginning on the 10th day of the last month of each such period and ending after two full trading days have passed following the public release of the annual or quarterly results.
Transactions Pursuant to Certain Contracts, Instructions or Plans. You may buy, sell, or effect transactions in securities of Tennant pursuant to certain contracts, instructions and plans (e.g., 10b5-1 trading plans) regardless of whether you have material, non-public information so long as you are not aware of material, non-public information when you enter into or adopt the contract, instructions or plan and the plan and your trades comply with the requirements set forth on Appendix A. Prior to entering into any such contract, instruction or plan, you must pre-clear the arrangement with the General Counsel. The General Counsel may request that the existence of the contract, instruction or plan be disclosed publicly.
Reasons for Supplemental Policy
Because of the greater access you have as an Access Person to sensitive information regarding Tennant, and even though you may not believe that you possess any material, non‑public information at that time, you are required to pre-clear with Tennant all trading activity in securities of Tennant. Pre-clearance is being required to avoid even the appearance of an improper transaction and to provide some uniformity to the definition of “material, non-public information” among Tennant personnel. Therefore, prior to making any purchase or sale of

Tennant securities, including voluntary transfers and asset allocation changes into and out of the Tennant Company stock funds of the Tennant Company Retirement Savings Plan, you must contact the General Counsel or Designated Approvers others designated by him or her, to determine whether a trade at such time is permitted under the Policy. The General Counsel will be advised by the Board of Directors and management of Tennant, on an on-going basis, any time there exists any material, non-public information regarding Tennant. Based upon such advice, the General Counsel or Designated Approvers will advise you if a trade may take place without contravention of the Policy. The General Counsel and Designated Approvers are responsible for keeping a record of the inquiry and the response given.
If you are advised that the trade may occur, then you may proceed with your proposed transaction. A response by the General Counsel or Designated Approver that a trade may occur in compliance with the Policy is effective from the time of response for five trading days or, if earlier, until the next blackout period begins, unless you are otherwise advised by the General Counsel prior to trading.
If you are advised that the trade may not occur, then the proposed transaction may not be affected. To avoid signaling to others that something material and non-public is happening with respect to Tennant, you should keep this response confidential and not disclose it to anyone. Such confidentiality will be easier to maintain if you go through the required pre-clearance procedures prior to discussing a proposed trade with others. If you talk to others first and then get a response that the trade cannot be made, you may be in the position of having to provide an explanation for your change of mind. To further minimize such potential signaling issues, you should make an effort to avoid divulging the existence and nature of Tennant's pre‑clearing procedures to anyone who is not subject to this Supplemental Policy.
The fact that you receive a response from the General Counsel or Designated Approver that a trade may occur without contravention of the Supplemental Policy should not be interpreted by you as approval by Tennant of the advisability of the proposed trade or its compliance with other applicable policies, laws and regulations. It is your responsibility to ascertain whether a contemplated transaction is within the scope of these other restrictions. In any event, you should not effect the proposed trade if you are, in fact, in possession of material non-public information about Tennant.
In addition, because of the access you may have to internal financial information concerning Tennant prior to the public distribution of such information, this Supplemental Policy provides that, subject to limited exceptions, no trade by Access Personnel may be made during certain blackout periods. These blackout periods begin at a time when information regarding the financial performance of Tennant during any fiscal period begins to come into focus and to be generally available for internal review and ends after such information has been publicly disseminated.

APPENDIX A
Guidelines for Rule 10b5-1 Trading Plans
The following guidelines apply to all Rule 10b5-1 trading plans entered into by Access Persons:
•Access Persons may not enter into or modify a Rule 10b5-1 trading plan when the trading window is closed or while otherwise aware of material nonpublic information.
•For directors and officers subject to Section 16 of the Securities Exchange Act of 1934 (“Section 16 Persons”), no transaction may take place under a Rule 10b5-1 trading plan until expiration of a cooling-off period consisting of the later of (i) 90 days after adoption or modification (e.g., a change in the amount, price or timing) of the Rule 10b5-1 trading plan or (ii) two business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the fiscal quarter (the Company’s fourth fiscal quarter in the case of a Form 10-K) in which the Rule 10b5-1 trading plan was adopted or modified, but in any event, this required cooling-off period is subject to a maximum of 120 days after adoption or modification of the Rule 10b5-1 trading plan.
•For Access Persons who are not Section 16 Persons, no transaction may take place under a Rule 10b5-1 trading plan until the expiration of a cooling-off period that is 30 days following the adoption or modification of a Rule 10b5-1 trading plan.
•Subject to certain limited exceptions specified in Rule 10b5-1, an Access Person may not have more than one Rule 10b5-1 trading plan in effect at any same time.
•Subject to certain limited exceptions specified in Rule 10b5-1, an Access Person may only enter into a Rule 10b5-1 trading plan that is designed to effect an open market purchase or sale of the total amount of securities subject to the Rule 10b5-1 trading plan as a single transaction (a “single-transaction plan”) if the Access Person has not entered into a “single-transaction plan” in the prior 12 months.
•The Access Person must act in good faith with respect to a Rule 10b5-1 trading plan. A Rule 10b5-1 trading plan cannot be entered into as part of a plan or scheme to evade the prohibitions of Rule 10b-5.
•Section 16 Persons must include a representation in the Rule 10b5-1 trading plan that (i) the person is not aware of material nonpublic information about the Company or Company securities and (ii) the person is adopting the plan in good faith and not as part of plan or scheme to evade the prohibitions of Rule 10b-5.
The Company and the Section 16 Persons must make certain disclosures in SEC filings concerning Rule 10b5-1 trading plan. Accordingly, such directors and officers must provide any information requested by the Company regarding Rule 10b5-1 trading plan for the purpose of providing the required disclosures or any other disclosures that the Company deems to be appropriate under the circumstances.